1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 2, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/05/02	Chunghwa Telecom Reports Un-Audited Consolidated operating Results for the First Quarter of 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2024
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the First Quarter of 2024

TAIPEI, Taiwan, R.O.C. May 2, 2024 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the first quarter of 2024. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

First Quarter 2024 Financial Highlights

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Total revenue increased by 1.4% to NT$ 54.94 billion.
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Consumer Business Group revenue increased by 1.7% to NT$ 34.62 billion.
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Enterprise Business Group revenue decreased by 0.9% to NT$ 16.95 billion; increased by 1.9% when excluding one-time item.
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International Business Group revenue increased by 13.3% to NT$ 2.41 billion.
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Total operating costs and expenses increased by 2.4% to NT$ 43.03 billion.
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Operating income decreased by 2.2% to NT$ 11.91 billion.
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EBITDA decreased by 1.1% to NT$ 21.82 billion.
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Net income attributable to stockholders of the parent decreased by 2.6% to NT$ 9.39 billion.
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Basic earnings per share (EPS) was NT$1.21.
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Operating income, EBITDA and net income attributable to stockholders of the parent all exceeded our proposed guidance.

“Chunghwa Telecom has embarked on 2024 with a strong start. Our robust first quarter results have once again showcased the efficacy of our strategic execution and the excellence of our dedicated team,” stated Mr. Shui-Yi Kuo, Chairman and CEO of Chunghwa Telecom. “For the first quarter of 2024, our revenue hit a record high for the same period since 2017, while income before tax reached the highest point for the same period since 2016 when excluding one-time government compensation. Amidst the new 3-player competitive landscape, Chunghwa has extended our competitive lead, enlarging our mobile revenue market share to 40.4% and subscriber share to 37.7%, a testament to our dynamic and robust growth.”

“In the first quarter, our Consumer Business Group sustained growth across all primary operations. The increase in top-line revenue was driven by robust growth in mobile services, propelled by the ongoing transition to 5G, a rise in postpaid subscribers and roaming revenue growth. We are glad to see multiple-play package subscriptions grew 23.3% quarter-over-quarter and consumer cybersecurity subscriptions grew 17% year-over-year, instrumental to our revenue growth,” said Mr. Chau-Young, Lin, President of Chunghwa Telecom. “Excluding the one-time government compensation recognized last year, our Enterprise Business Group’s revenue also grew on year. Notably, revenue from our big data analysis expanded 71.6% year-over-year, driven by the smart energy project. We are equally elated with our International Business Group’s performance this quarter, which achieved double-digit year-over-year growth in both revenue and income before tax, at 13.3% and 23.5% respectively, spurred by the escalating demand for international ICT projects.”

“Chunghwa has been investing in AI infrastructure to enhance our operations while also providing superior service to our clients to seize opportunities in AI-driven transformation. Simultaneously, we have been bolstering our content and digital ecosystems, enriching our video business to cater to diverse customer needs while elevating user experience,” said Mr. Kuo, “Moreover, Chunghwa remains steadfast in our commitment to integrate low-carbon sustainable practices throughout our business. In addition to awards and social recognitions, we are proud to report our achievements of reducing our carbon emission while our total revenue delivered consecutive growth.”

“Looking ahead, we are buoyed by the various positive developments in our business. With our dedication to innovation and delivery of high-quality services and products, we are confident and enthusiastic about capitalizing our current momentum throughout the remainder of the year and the years to come.” Mr. Kuo concluded.

Revenue

Chunghwa Telecom’s total revenues for the first quarter of 2024 increased by 1.4% to NT$ 54.94 billion.

Consumer Business Group’s income before tax for the first quarter of 2024 increased 3.7% YoY, while revenue increased by 1.7% to NT$ 34.62 billion. Mobile service revenue increased 4.2% YoY, mainly due to stable 5G migration, increase in postpaid subscriber and roaming revenue. Fixed-line service revenue was flat, while the fixed broadband revenue grew year over year propelled by the successful upsell of speed upgrade. Sales revenue decreased 1.5% YoY mainly due to the higher base in the quarter last year owing to deferred demand resulting from the supply chain issue.

Enterprise Business Group’s income before tax for the first quarter of 2024 decreased 13.4% YoY, while revenue decreased by 0.9% to NT$ 16.95 billion, mainly due to the recognition of government compensation in the same period last year. Excluding the one-time effect, the revenue increased by 1.9%. ICT business revenue increased by 3.3% YoY mainly driven by the mid-to-high single digit year-over-year revenue growth of big data services, cybersecurity, AIoT, and cloud services. Mobile service business revenue also increased by 3.7% YoY owing to the continued 5G migration and the growth of international roaming revenue and text message revenue. Fixed-line revenue slightly decreased year-over-year, though data communication revenue and broadband access revenue continued to grow.

International Business Group’s income before tax for the first quarter of 2024 increased 23.5% YoY. Its revenue also increased by 13.3% to NT$ 2.41 billion, mainly driven by the growing ICT business, particularly the growing demands for overseas ICT projects from clients’ global expansion.

Operating Costs and Expenses

Total operating costs and expenses for the first quarter of 2024 increased by 2.4% to NT$ 43.03 billion, mainly due to higher manpower cost and ICT project cost resulting from the growing ICT business.

Operating Income and Net Income

Operating income for the first quarter of 2024 decreased by 2.2% to NT$ 11.91 billion. The operating margin was 21.7%, as compared to 22.5% in the same period of 2023. Net income attributable to stockholders of the parent decreased by 2.6% to NT$ 9.39 billion. Basic earnings per share was NT$1.21.

Cash Flow and EBITDA

Cash flow from operating activities, as of March 31st, 2024, increased by 26.1% year over year to NT$ 14.13 billion, mainly due to a decrease in settlement of accounts payable and payments for inventory.

Cash and cash equivalents, as of March 31st, 2024, decreased by 13.9% to NT$ 33.33 billion as compared to that as of March 31st, 2023.

EBITDA for the first quarter of 2024 was NT$ 21.82 billion, decreasing by 1.1% year over year. EBITDA margin was 39.71%, as compared to 40.68% in the same period of 2023.

Business Highlights

Mobile

As of March 31st, 2024, Chunghwa Telecom had 13.23 million mobile subscribers, representing a 4.1% year-over-year increase. In the first quarter, total mobile service revenue increased by 5.1% to NT$ 16.64 billion, while mobile post-paid ARPU excluding IoT SIMs grew 3.4% year over year to NT$ 554.

Fixed Broadband/HiNet

As of March 31st, 2024, the number of broadband subscribers slightly increased by 0.4% to 4.40 million. The number of HiNet broadband subscribers increased by 1.0% to 3.70 million. In the first quarter, total fixed broadband revenue grew 3.8% year over year to NT$ 11.18 billion, while ARPU increased 2.0% to NT$ 781.

Fixed line

As of March 31st, 2024, the number of fixed-line subscribers was 9.08 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:


these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
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these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
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these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw